
10031709

* AB 8/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	Wisconsin	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim L. Tredinnick (608) 240-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/5

OATH OR AFFIRMATION

I, Kim L. Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Sworn and subscribed to me on the 27th day of July 2010



Notary Public

My commission expires March 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS



Focus. Dedication. Relationships.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Baker Tilly Capital, LLC
Madison, Wisconsin

We have audited the accompanying statements of financial condition of Baker Tilly Capital, LLC (a wholly owned subsidiary of Baker Tilly Virchow Krause, LLP) as of May 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Frost Ruttenberg and Rothblatt, P.C.

Deerfield, Illinois
July 23, 2010

Frost, Ruttenberg & Rothblatt, P.C. | *111 S. Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.frronline.com*

BAKER TILLY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
May 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 865,545	$ 442,962
Accounts receivable	237,244	206,015
Accounts receivable from related party	113,343	-
Prepaid expenses	980	523
Total Current Assets	1,217,112	649,500
OTHER ASSETS		
Accounts receivable - long term	-	33,726
Total Other Assets	-	33,726
TOTAL ASSETS	$ 1,217,112	$ 683,226

LIABILITIES AND MEMBER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 31,360
Accounts payable to related party	-	71,420
Deferred revenue	-	27,200
Total Liabilities (All Current)	-	129,980
MEMBER'S EQUITY	1,217,112	553,246
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,217,112	$ 683,226

See notes to financial statements.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $615,000 and $150,000 at May 31, 2010 and 2009, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

As of May 31, 2010 and 2009, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $39,130 and $110,701 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2010 and 2009, respectively.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore, no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts payable. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through July 16, 2010, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by Baker Tilly, who charges the Company a monthly administrative fee of $6,890 and $9,638 for 2010 and 2009, respectively, for administrative duties performed by Baker Tilly on the Company's behalf. Total administrative fees charged to operations were $82,680 and $115,654 for the years ended May 31, 2010 and 2009, respectively.

The Company also reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company pays $382,432 and $329,141 in commission fees to an entity related through common ownership May 31, 2010 and 2009, respectively.

At May 31, 2010 and 2009, respectively, the Company had accounts receivable (payable) of $113,343 and $(71,420) due from (to) Baker Tilly for the above reimbursements and fees. Any amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2010, the Company had net capital of $865,545 which was correspondingly $860,545 in excess of its required net capital of $5,000. At May 31, 2010, the Company's net capital ratio was 0.00 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

Three customers accounted for approximately 41 percent of total revenue for the year ended May 31, 2010. Three different customers accounted for approximately 64 percent of total revenue for the year ended May 31, 2009.

NOTE 7 - Contingencies

In the normal course of business, the Company becomes involved in various litigation matters. The Company has assessed its exposure to any settlements of current matters and has concluded that any settlement of existing matters would be immaterial to the Company.

NOTE 8 - Subsequent Event

On June 15, 2010, the Company made a distribution to its parent of $490,000.

BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

STATEMENTS OF FINANCIAL CONDITION

May 31, 2010 and 2009

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934